UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        WORLDWIDE HOLDINGS DELAWARE, CORP

                                (Name of Issuer)

                         Common Stock, par value $0.001
 -------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   98159N 10 2
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Martin H. Wozniak
                     c/o Worldwide Holdings Delaware, Corp.
                       2121 W. Army Trail Road, Suite 105
                             Addison, Illinois 60101
                              630-705-1696, ex. 105
 -------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  May 29, 2003
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).


Check the following box if a fee is being paid with the statement (   ).

                                  SCHEDULE 13D
CUSIP No. 98159N 10 2                                          Page 1 of 3 Pages

1) NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin H. Wozniak, SSN:
      ###-##-####

2) CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                      (A)  (  )
                                                                      (B)  (X)

3)   SEC USE ONLY


4)   SOURCE OF FUNDS. OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

   Martin H. Wozniak is an individual residing in the State of Illinois.

                           7) SOLE VOTING POWER                           5,853
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8) SOLE VOTING POWER                           5,853
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9) SOLE DISPOSITIVE POWER                      5,853
PERSON WITH

                           10) SHARED DISPOSITIVE POWER                       0


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,853

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) approximately 75.2%

14)      TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

This schedule relates to the common stock, par value $0.001 per share, ("Common Stock") of Worldwide Holdings Delaware, Corp., a Delaware corporation, (f/k/a TRSG Corporation), which has its principal executive offices located at 2121 W. Army Trail Road, Suite 105, Addison, Illinois ("Issuer").

Item 2.  Identity and Background

(a)      This statement is filed by Martin H. Wozniak.("Wozniak").

(b)      The principal address for Wozniak is 2110 North Avenue, Waukegan, IL
         60087.

(c) Wozniak is a accountant and conducts a sole proprietorship located at 2110 North Avenue, Waukegan, Illinois.

(d) Wozniak has not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, Wozniak has not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to a Stock Purchase Agreement entered into between Seller and Wozniak dated May 29, 2003 ("Agreement") attached hereto as Exhibit "A", Issuer agreed to sell 5,853 shares of Worldwide common stock to Wozniak in exchange for Wozniak's promissory note of same date in the principal amount of $1,000,000.00, payable within twelve months according to the terms thereof.

Item 4.  Purpose of Transaction

(a) There are no plans or proposals for the acquisition of any person of additional securities of the Issuer;
(b) There are no plans or proposals for any extraordinary corporate transactions such as a reorganization or merger, except that a change of domicile is contemplated by the issuer.
(c) There are no plans or proposals for a sale or transfer of a material amount of the assets of the Issuer;
(d) By board action taken May 29, 2003, Sara Wetzel nominated, named and elected Marty Wozniak as President and Director of Worldwide Holdings Delaware, Corp., f/k/a TRSG Corporation. Immediately thereafter, Sara Wetzel resigned her position of President and Director of Worldwide.
(e) There are no plans or proposals for a material change in the current capitalization of Worldwide.

(f) There are no plans or proposals for a change in the business of Worldwide.
(g) There are no plans or proposals for a change in the charter of Worldwide which would impede the acquisition of control of the Issuer by any person.
(h) There are no plans or proposals to cause a class of securities of the Issuer to be delisted or otherwise becoming eligible for termination of registration.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers of the reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting person listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None

Item 7.  Material to Be Filed as Exhibits.

Stock Purchase Agreement entered into between Wozniak and Suburban dated May 29, 2003.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 23, 2003                                          MARTIN H. WOZNIAK
                                                             -----------------
                                                             Martin H. Wozniak

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).

                                   EXHIBIT /A/
                            STOCK PURCHASE AGREEMENT

         This Stock Purchase Agreement dated this 29th day of May, 2003 and (hereinafter THE "AGREEMENT") is made and enter into by and among MARTIN H. WOZNIAK (hereinafter THE "BUYER") and SUBURBAN CAPITAL CORPORATION, A DELAWARE CORPORATION (hereinafter THE "SELLER"). Throughout this Agreement, the Buyer and the Seller may be referred to collectively as the "Parties". This Agreement supercedes modifies and replaces all prior agreements regarding the sale of the Shares (defined hereinbelow),

                                  WITNESSETH:

         WHEREAS, the Seller intends to sell to the Buyer shares in excess of FIFTY ONE (51%) PERCENT of the issued and outstanding common shares (hereinafter THE "SHARES") IN WORLDWIDE HOLDINGS DELAWARE, CORP., A DELAWARE CORPORATION, F/K/A TRSG CORPORATION, A DELAWARE CORPORATION (THE "CORPORATION");

         WHEREAS, the Corporation is a duly formed and validly existing corporation in good standing under the laws of the State of Delaware; and

         WHEREAS, the Seller is a duly formed and validly existing corporation in good standing under the laws of the State of Delaware; and

         WHEREAS, the Buyer is an individual residing in the State of Illinois; and

         WHEREAS, Buyer wishes to purchase from the Seller and the Seller desires to sell to the Buyer the Shares; and

         WHEREAS, the parties are desirous of documenting their representations, warranties, covenants, agreements and conditions relating to the purchase and sale of the Shares into a written agreement.

         NOW, THEREFORE, in consideration of the foregoing, the mutual covenants, representations, agreements and warranties herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

         1. RECITALS: The foregoing recitals are true and correct in all material respects and are incorporated herein as if fully stated.

         2. DEFINITION: The following terms shall have the following meanings for the purposes of this Agreement:

         2.1 "AGREEMENT" shall mean this Stock Purchase Agreement, including all exhibits and schedules attached hereto, as may be amended from time to time.

         2.2 "CLOSING" shall mean the completion of the transactions contemplated in this Agreement.

         2.3 "CLOSING DATE" shall mean the date on which the Closing occurs or is to occur.

         2.4 "GOVERNMENTAL AUTHORITY" shall mean the government of the United States or any foreign country or any state or political subdivision thereof and any entity, body or authority exercising executive, legislative , judicial, regulatory or administrative functions of or pertaining to government, including the pension benefit guaranty corporation and other quasi governmental entities established to perform such functions.

         2.5 "LAW" shall mean any law, statue, regulation, ordinance, rule, order, decree, judgment, consent decree, settlement agreement or governmental requirement enacted, promulgated, entered into, agree or imposed by any governmental authority.

         2.6 "LIEN" shall mean any mortgage, lien (except for any lien for taxes not yet due and payable), charge, pledge, security interest, option, lease or sublease, claim, right of any third party or encumbrance.

         2.7 "PERSON" shall mean any individual, corporation, proprietorship, firm, partnership, limited partnership, trust, association or other entity.

         2.8 "PURCHASE PRICE" shall mean the aggregate amount set forth in this Agreement subject to the adjustment provided for in this Agreement.

         2.9 "SHARES" shall mean the common shares of the Corporation being sold by the Seller to the Buyer.

         2.10 "TAXES" shall mean all taxes, charges, fees, duties, levies or other assessments, including income, gross receipts, net proceeds, ad valor, turnover, real and personal property taxes(tangible and intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, occupational, windfall profits, interest equalization, severance, employees' income withholding, unemployment and social security taxes and other withholding taxes, which are imposed by any governmental authority, and such terms shall include any interest, penalties or additions to tax attributable thereto.

         2.11 "TAX RETURN" shall mean any report, return or other information required to be supplied to a governmental authority in connection with taxes.

         3. SALE AND PURCHASE OF SHARES: The Seller hereby agrees to sell to the Buyer and the Buyer shall purchase and acquire from the Seller the authorized, issued and outstanding shares of the Corporation owned by the Seller (the "Shares").

         4. PURCHASE PRICE AND METHOD OF PAYMENT: The Purchase Price for the Shares shall consist of the following: (a) ONE MILLION AND 00/100
($1,000,000.00) DOLLARS in the form of a promissory note of even date herewith by and between Buyer and Seller.

         5. REPRESENTATIONS AND WARRANTIES OF SELLER AND BUYER: The Seller represents and warrants to the Buyer, as of the date of this Agreement and as of the Closing Date (as if such representations and warranties were remade on the Closing Date). As follows:

         5.1 The Corporation is a corporation duly organized, validly existing and in good standing under the laws of Delaware, with all requisite power and authority to own, lease and operate its businesses as it now being owned, operated and conducted. The Corporation is licensed or qualified to do business and is in good standing as a foreign corporation authorized to do business in Delaware and in each jurisdiction where the nature of the properties owned, leased or operated by it and the business where the nature of the properties owned, leased or operated by it in and the business transacted by it requires such licensing or qualification. The Corporation has no direct or indirect Subsidiaries, either wholly or partially owned, and the Corporation does not hold any economic, voting or management interest in any Person or own any security issued by any Person. True, correct and complete copies of the Certificate of Incorporation, By-laws as amended, and minutes (or written consents in lieu of meetings) of the Board of Directors (and all committees thereof) and stockholders of the Corporation have been delivered to the Buyer.

         5.2 The Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware, with all requisite power and authority to own, lease and operate its businesses as it now being owned, operated and conducted. The Seller is licensed or qualified to do business and is in good standing as a foreign corporation authorized to do business in each jurisdiction where the nature of the properties owned, leased or operated by it and the business where the nature of the properties owned, leased or operated by it in and the business transacted by it requires such licensing or qualification. True, correct and complete copies of the Certificate of Incorporation, By-laws as amended, and minutes (or written consents in lieu of meetings) of the Board of Directors (and all committees thereof) and stockholders of the Corporation have been delivered to the Buyer.

         5.3 AUTHORIZATIONS: The Seller has full power and authority to enter into this Agreement and to consummate the transaction contemplated hereby. The Seller has duly and validly executed and delivered this Agreement and has duly and validly executed and delivered any related agreements required hereby. This Agreement constitutes the legal, valid and binding obligations of the Seller and is enforceable against the Seller in accordance with the terms contained herein.

         5.4 APPROVALS: The execution, delivery and performance by the Seller of this Agreement does not and will not (i) violate or conflict with, results in a breach termination of, constitute a default (or a circumstance which, with or without notice or lapse of time or both, would constitute a default) or give any third party any additional right (including a termination right) under, permit cancellation of, or result in the creation of any lien upon any of the assets or properties of the Seller, or the Seller is a party or by which the Seller, a Subsidiary or any of their respective assets or properties are bound; (ii) permit the acceleration of the maturity of any of the circumstances in which they were made, not misleading.

         The Buyer represents and warrants to the Seller and the Corporation, as of the date of this Agreement and as of the Closing Date (as if such representations and warranties were remade on the Closing Date). As follows:

         5.5 The Buyer is an individual with all requisite power and authority to own, lease and operate its businesses as it now being owned, operated and conducted.

         5.6 AUTHORIZATIONS: The Buyer has full power and authority to enter into this Agreement and to consummate the transaction contemplated hereby. The Buyer has duly and validly executed and delivered this Agreement and has duly and validly executed and delivered any related agreements required hereby. This Agreement constitutes the legal, valid and binding obligations of the Buyer and is enforceable against the Buyer in accordance with the terms contained herein.

         5.7 APPROVALS: The execution, delivery and performance by the Buyer of this Agreement does not and will not (i) violate or conflict with, results in a breach termination of, constitute a default (or a circumstance which, with or without notice or lapse of time or both, would constitute a default) or give any third party any additional right (including a termination right) under, permit cancellation of, or result in the creation of any lien upon any of the assets or properties of the Buyer or the Buyer is a party or by which the Buyer or any of their respective assets or properties are bound; (ii) permit the acceleration of the maturity of any of the circumstances in which they were made, not misleading.

6.0 MISCELLANEOUS MATTERS:

         (a) To the maximum extent permitted by law, Seller, on behalf of itself and any affiliate thereof, shall hereby and hereafter release, indemnify, hold-harmless and defend Buyer from all liability of the Seller and any other claim or demand regarding the Seller or the activities of the Corporation prior to the date of closing.

         (b) Wherever the context shall require, all words herein in the masculine gender shall be deemed to include the feminine or neuter gender, all singular words shall include the plural, and all plural shall include the singular.

         (c) If any provision hereof is deemed unenforceable by a court of competent jurisdiction, the remainder of this Agreement, and the application of such provision in other circumstances shall not be affected thereby.

         (d) From and after the date of this Agreement, each of the parties hereto agrees to execute whatever additional documentation or instruments as are necessary to carry out the intent and purposes of this Agreement or to comply with any law.

         (e) No waiver of any provision of this Agreement shall be valid unless in writing and signed by the waiving party. The failure of any party at any time to insist upon strict performance of any condition, promise, agreement or understanding set forth herein, shall not be construed as a waiver or relinquishment of any other condition, promise, agreement or understanding set forth herein or of the right to insist upon strict performance of such waived condition, promise, agreement or understanding at any other time.

         (f) Except as otherwise provided herein, each party hereto shall bear all expenses incurred by each such party in connection with this Agreement and in the consummation of the transactions contemplated hereby and in preparation thereof.

         (g) This Agreement may only be amended or modified at any time, and from time to time, in writing, executed by the parties hereto.

         (h) Any notice, communication, request, reply or advice (hereinafter severally and collectively called "Notice") in this Agreement provided or permitted to be given, shall be made or be served by delivering same by overnight mail or by delivering the same by a hand-delivery service, such Notice shall be deemed given when so delivered. For all purposes of Notice, the addresses of the parties set out below their signatures herein shall be their addresses unless later advised in writing.

         (i) Captions herein are for the convenience of the parties and shall not affect the interpretation of this Agreement.

         (j) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and this Agreement may be executed by fax.

         (k) This Agreement is not assignable without the written consent of the parties.

         (l) Provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties, their heirs, executors, administrators, other permitted successors and assigns, if any. Nothing contained in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and assigns, not is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, not shall any provision give any third persons any right of subrogation over, or action against, any party to this Agreement.

         (m) This Agreement constitutes the entire agreement and understanding of the parties on the subject matter hereof and supercedes all prior agreements and understandings on the subject thereof.

         (n) The parties hereto agree to cooperate with one another in respect of this Agreement, including reviewing and executing any document necessary for the performance of this Agreement, to comply with law or as reasonably requested by any party hereto, or legal counsel to any party hereto.

         (o) The parties hereto agree to cooperate with one another in respect of this Agreement, including reviewing and executing any document necessary for the performance of this Agreement, to comply with law or as reasonably requested by any party hereto, or legal counsel to any party hereto.

         (p) The parties hereto agree that (i) Buyer has retained independent legal counsel in connection with the preparation and of this Agreement, (ii) Buyer has been advised of the importance of retaining legal counsel, and (iii) by the execution of this Agreement, each party who has not retained independent legal counsel acknowledges having waived such right.

         (q) The law of the State of Illinois shall apply to this Agreement without reference to conflict of law principles, and the sole venue for any dispute or suit between the parties shall be a court of competent jurisdiction in the location of the Buyer in Illinois.

           IN WITNESS WHEREOF, the parties have executed this Agreement on the date above written.


/s/ MARTIM WOZNIAK
--------------------
 MARTIN H. WOZNIAK, BUYER

SUBURBAN CAPITAL CORPORATION, A  DELAWARE CORPORATION, SELLER
BY: /s/ FRANK CUSTABLE
-----------------------